UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Hunter Maritime Acquisition Corp

(Name of Issuer)

Units, each unit consists of one Class A common share, par value $0.0001 per share, and one-half of one warrant

(Title of Class of Securities)

Y37828103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d–1(b)

☐ Rule 13d–1(c)

☐ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y37828103

(1)	Names of reporting persons Silver Rock Financial LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 1,000,000 Units
(7) Sole dispositive power
(8) Shared dispositive power 1,000,000 Units
(9)	Aggregate amount beneficially owned by each reporting person 1,000,000 Units
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.59%
(12)	Type of reporting person (see instructions) IA

(1)	Names of reporting persons Carl Meyer
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 1,000,000 Units
(7) Sole dispositive power
(8) Shared dispositive power 1,000,000 Units
(9)	Aggregate amount beneficially owned by each reporting person 1,000,000 Units
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.59%
(12)	Type of reporting person (see instructions) IN

Item 1(a) Name of issuer:

Hunter Maritime Acquisition Corp., a Marshall Islands company (the “Company”)

Item 1(b) Address of issuer’s principal executive offices:

c/o MI Management Company

Trust Company Complex, Suite 206

Ajeltake Road, P.O. Box 3055

Majuro, Marshall Island MH 6960

2(a) Name of person filing:

This Statement is being filed by Silver Rock Financial LP (the “Investment Manager”) and Carl Meyer (“Mr. Meyer”), who are collectively referred to herein as the “Reporting Persons”.

2(b) Address or principal business office or, if none, residence:

2425 Olympic Blvd., Suite 4060W

Santa Monica, CA 90404

2(c) Citizenship:

Citizenship is set forth in Row 4 of the Cover Page for each Reporting Person and is incorporated herein by reference.

2(d) Title of class of securities:

Units, each unit consists of one Class A common stock, par value $0.0001 per share, and one-half of one warrant

2(e) CUSIP No.:

Y37828103

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentage used in this Schedule 13G is calculated based upon an aggregate of 15,173,100 shares of Class A Common Stock issued and outstanding, which is the sum of (i) 15,000,000 shares of Class A Common Stock outstanding as of November 23, 2016, as reported in the Company’s Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission on November 30, 2016 and (ii) the 173,100 shares of Class A Common Stock issued by the Company on December 16, 2016 as reported in the Company’s Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on December 20, 2016. The percentage set forth on Row (11) and number of shares of Class A Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person are based on the Company’s total number of outstanding shares of Class A Common Stock.

The Investment Manager, which serves as the investment manager to multiple private funds and separately managed accounts (“Clients”) may be deemed to be the beneficial owner of all Units held by its Clients. Mr. Meyer serves as the Chief Executive Officer and Chief Investment Officer of the Investment Manager and is the managing member of Silver Rock Financial GP LLC, the general partner of the Investment Manager. Mr. Meyer disclaims beneficial ownership of these securities.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below, each Reporting Person hereby certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

SILVER ROCK FINANCIAL LP

By: /s/ Carl Meyer

Name: Carl Meyer

Title: Chief Executive Officer and Chief Investment Officer

CARL MEYER

/s/ Carl Meyer

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement